                                                Filed Pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-31992

                                   PROSPECTUS




                                1,500,000 SHARES


                              CERPROBE CORPORATION


                                  COMMON STOCK


         The selling stockholders identified in this prospectus are selling 1,500,000 shares (the "Shares") of Cerprobe Corporation common stock, par value $0.05 per share. Cerprobe will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on The Nasdaq National Market(R) ("Nasdaq") under the symbol "CRPB". The closing sale price of the common stock, as reported on Nasdaq on March 3, 2000, was $14.375 per share.

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 5.

         Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is March 8, 2000.

                                TABLE OF CONTENTS

                                                                                                        PAGE
Prospectus Summary  ................................................................................      3
Risk Factors  ......................................................................................      5
Price Range of Our Common Stock ....................................................................     10
Where you can get more information .................................................................     11
Use of Proceeds.....................................................................................     12
Selling Stockholders  ..............................................................................     12
Plan of Distribution................................................................................     13
Legal Matters.......................................................................................     14
Experts.............................................................................................     14
Disclosure of Commission Position on Indemnification for Securities Act Liabilities ................     14


                                       2.

                                     SUMMARY

         In this prospectus, the words "we," "our," and "us" refer only to Cerprobe Corporation and not to the selling stockholders or any other person. This prospectus contains forward-looking statements that involve certain risks and uncertainties. Our actual results could be very different than the results we discuss in this prospectus or the information we incorporate by reference into this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section and those discussed in the section entitled "Risk Factors."

THE COMPANY

         We offer comprehensive solutions for semiconductor test integration and we are a leading manufacturer of probe cards, automatic test equipment, or ATE, interface assemblies, ATE test boards, and test contactors/sockets. We believe that we are the only company that designs, manufactures and assembles each of the electromechanical components that assure the integrity of the electrical test signal that passes from the ATE to the integrated circuit, or IC, device under test. Our products address critical functions to:

         -   Assure IC quality;

         -   Reduce manufacturing costs;

         -   Improve the accuracy of manufacturing yield data; and

         -   Identify repairable memory ICs.

         We have grown our business and expanded our product lines through internal product development, strategic acquisitions, joint development/ventures, and licensing of technologies. In 1990, the foundation for the growth of our core probe card business was the development of our CerCard(TM) technology. In April 1995, we acquired Fresh Test Technology Corporation, which enabled us to expand our product line to include ATE interface assemblies. In December 1996, we acquired Cerprobe Interconnect Solutions, Inc., or CIS, formerly CompuRoute, Inc., which enabled us to offer ATE test boards, our first packaged IC testing product. In May 1997, we established a joint development agreement with Japan-based Mitsubishi Materials Corporation. This joint development agreement enabled the development of the next generation probe card technology based upon our proprietary P4(TM) (Photolithographic Pattern Plated Probe) technology. We also acquired France-based Cerprobe Europe S.A.S., formerly SemiConducteur Services, S.A., a probe card company, which enabled us to further service the European market. In addition, in November 1998, we signed an agreement with Feinmetall GmbH, a German contact technology company, which enabled us to acquire an exclusive license to design, manufacture, and distribute Vertical integrated Probe (ViProbe(R)) products worldwide, except Europe. Finally, in December 1999, we acquired Oz Technologies, Inc., a leading designer and producer of test sockets, test contactors, and test boards used for testing packaged ICs.

         We maintain regional full service facilities in Arizona, California and Texas as well as sales offices in Colorado, Florida, Massachusetts and Oregon to serve the U.S. market for our products and services. We maintain full service facilities in Scotland and France and a sales office in Germany to serve the European market. We also maintain full service facilities in Singapore and Taiwan, as well as sales offices in Japan and Malaysia, to serve the Asian market. Each of our facilities is located in proximity to major semiconductor manufacturing centers. Our focus on high quality products and innovative technologies has enabled us to establish strong relationships with leading worldwide semiconductor manufacturers. In 1999, our top five customers were Intel Corporation, Motorola Inc., IBM Dominion, Texas Instruments, and LSI Logic Corporation.

THE OFFERING

                  The selling Stockholders, Nasser Barabi, Iraj Barabi, the Ali and Nassrin Bushehri Trust and the Ahmad and Zakieh Barabi Trust may sell the shares of common stock described in this prospectus in public or private transactions, on or off Nasdaq, at prevailing market prices, or at privately negotiated prices.


                                       3.

         The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. More information is provided in the section entitled "Plan of Distribution."

         Our principal executive offices are located at 1150 North Fiesta Boulevard, Gilbert, Arizona 85233 and our telephone number is (480) 333-1500.


                                       4.

                                  RISK FACTORS

         In evaluating our business, you should carefully consider the following risk factors in addition to the other information contained in this prospectus and incorporated by reference into this prospectus.

OUR QUARTERLY OPERATING RESULTS MAY VARY SIGNIFICANTLY FROM PERIOD TO PERIOD, WHICH COULD NEGATIVELY IMPACT OUR FINANCIAL CONDITION AND OUR STOCK PRICE.

       Our quarterly and annual operating results may be affected by a wide variety of factors that could adversely impact our net sales and profitability, many of which are beyond our control, including factors pertaining to:

        - Customer demand for our products related to the cyclical nature of the semiconductor industry, market acceptance of our products, changes in our product mix, the level of orders that are received and can be delivered in a quarter, and customer order patterns;

        - Competition, including competitive pressures on delivery time, product performance and reliability, prices, the introduction or announcement of new products by our competitors, and intellectual property rights of our competitors that could prevent us from introducing products that effectively compete with theirs;

        - Our ability to introduce new product designs and innovations on a timely basis in response to market requirements;

        - The availability and cost of raw materials, equipment and other supplies, fluctuations in manufacturing yields, and the availability of production capacity;

        - Generally prevailing economic conditions in the U.S. and worldwide markets served by us; and

        - Our ability to hire and retain technical personnel and management employees.

       The market price of our common stock could be materially and adversely affected by fluctuations in our operating results.

THE SEMICONDUCTOR INDUSTRY IS HIGHLY CYCLICAL AND DEMAND FOR OUR PRODUCTS MAY DECLINE.

         Our business depends substantially on both the volume of IC production by semiconductor manufacturers as well as new IC and IC package designs. These factors in turn depend on the demand for ICs and products utilizing ICs. The semiconductor industry is highly cyclical and historically has experienced periods of oversupply. During these periods of oversupply, the demand for IC testing products, including the products manufactured by us, has been reduced. Demand for ICs or products utilizing ICs may decline. Moreover, demand for our products may not continue at the current level. We anticipate that a significant portion of new orders for our products will depend upon demand from IC manufacturers building or expanding IC fabrication facilities, or shifting production to new IC designs. IC manufacturers may not increase production capacity or shift production to new IC designs, in which case demand for our products may slow or decline. In addition, future downturns or slowdowns in the IC market may have an adverse effect on our business, financial condition and operating results. Moreover, our need to invest in engineering and product development, marketing, and customer service and support capabilities will limit our ability to reduce expenses in response to such downturns or slowdowns.





                                       5.

WE ARE CONTINUING TO SUBSTANTIALLY EXPAND OUR BUSINESS AND OPERATIONS, AND WE MUST EFFECTIVELY MANAGE AND SUPPORT THIS EXPANSION.

         We intend to expand, in part, through strategic acquisitions, joint development/ventures, licensing of technologies, and by entering into new geographic and product markets. Our ability to expand through acquisitions will depend primarily on our ability to identify, acquire and operate other businesses that complement our existing business. We may not be able to identify or consummate any suitable acquisitions. In addition, the operations and product offerings of any businesses that we acquire may not be successfully integrated into our operations and product offerings. We anticipate that we will use cash debt and/or securities, including our common stock, as the primary consideration for any future acquisitions. Operating results could fluctuate substantially due to the size, timing, and integration of any future acquisitions. We face similar risks and uncertainties with respect to joint ventures. We are not engaged in any negotiations with any third parties and have no specific agreements or plans with respect to any acquisitions or joint ventures.

         We believe that our future success will depend, in part, on our ability to expand into new international markets, particularly Asia, and new product markets. We believe that our Asian competitors have a competitive advantage because of their dominance of the Asian market. As a result, we may not be able to establish a significant presence in these international markets. In addition, it is uncertain whether we will be able to gain market acceptance for any new products we acquire or introduce. As a result, our failure to penetrate new markets could harm our business.

THE SEMICONDUCTOR INDUSTRY IS SUBJECT TO RAPID DEMAND SHIFTS WHICH ARE DIFFICULT TO PREDICT. OUR INABILITY TO EFFICIENTLY MANAGE OUR MANUFACTURING CAPACITY IN RESPONSE TO THESE RAPID SHIFTS MAY CAUSE A REDUCTION IN OUR GROSS MARGINS, PROFITABILITY AND MARKET SHARE.

         We underwent a period of rapid growth through early 1998, followed by a period of slowdown due to the severe industry downturn in mid-1998. Through these periods we adjusted our levels of manufacturing, and human resources. In addition, we worked closely with material suppliers and other third parties to manage costs and delivery of goods and services on which we are dependent. Our operating results could be harmed if we are unable to effectively manage resources in a similar manner through future periods of growth and contraction in our industry. The management systems and controls currently in place and any steps taken to expand or contract such management systems and controls may not be adequate in the future to respond to changing industry conditions.

OUR FINANCIAL PERFORMANCE MAY BE HARMED IF WE ARE NOT ABLE TO INTRODUCE NEW PRODUCTS AND TECHNOLOGIES.

         We operate in an industry subject to rapid change. We custom-design or customize our products to a customer's particular IC design specifications. Our business, financial condition, and operating results would be harmed if we are unable to introduce new product designs and enhancements or to adapt our manufacturing techniques in response to technological advances in IC and capital equipment designs. Any new product designs or enhancements may not receive or maintain substantial market acceptance. Technologies, other than those that we utilize, are being developed. Our products could lose market share and our business, financial condition and operating results would be adversely impacted if other technologies gain market acceptance. In addition, our future operating results may be harmed if we are unable to design, develop, and introduce competitive products on a timely basis.

INTENSE COMPETITION IN OUR MARKETS COULD SUBSTANTIALLY LIMIT THE VOLUME OF PRODUCTS WE SELL OR REDUCE OUR TECHNOLOGICAL ADVANTAGE.

         The semiconductor testing products industry is highly competitive. We face substantial competition in each of our product markets. In addition, we anticipate that we may face substantial competition in the future from new entrants in our markets. The principal competitive factors in the industry are product performance, service, delivery time, and price. Competition in international markets is also significant, particularly in Asia where we are expanding into new geographic markets. Some of our competitors, particularly in Asia, have substantially greater financial, engineering, or manufacturing resources and larger sales and service organizations than we do. To compete successfully, we must make substantial investments in our engineering and product development, marketing and customer service and support activities. Competition in our markets may intensify and our technological advantages may be reduced or lost as a result of technological advances by competitors or customers.


                                       6.

WE RELY ON INDEPENDENT DISTRIBUTION CHANNELS TO SUSTAIN REVENUE LEVELS AND ACHIEVE REVENUE GROWTH AND WE ARE SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

         Our international business represented approximately 23%, 18%, and 18% of net sales for 1999, 1998, and 1997, respectively. In Asia, independent distributors generate a significant portion of sales. A reduction in the sales efforts by our Asian distributors or termination of their relationships with us could adversely affect our international sales and, as a result, our business, financial condition and operating results.

         Given our efforts in establishing production and/or sales facilities in Scotland, France, Singapore, Taiwan, Japan, and Malaysia we anticipate that sales to international customers will increase in the future. The foreign manufacture and sale of products and the purchase of raw materials and equipment from foreign suppliers may be materially and adversely affected by political and economic conditions abroad. Protectionist trade legislation in either the United States or foreign countries could materially and adversely affect our ability to manufacture or sell products in foreign markets and purchase materials or equipment from foreign suppliers. Examples of such protectionist trade legislation include:

        -   Changes in the current tariff structure;

        -   Export compliance laws or other trade policies; and

        - Our ability to form effective joint venture alliances in order to compete in restrictive markets.

         In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES COULD HARM OUR PROFITABILITY.

         A portion of our foreign transactions are denominated in currencies other than the U.S. dollar. We may purchase a portion of our raw materials and equipment from foreign suppliers and will incur labor costs in a foreign currency. Through these transactions, we are exposed to exchange rate fluctuations for the period of time from inception of the transaction until it is settled. We monitor our foreign currency exposure and, from time to time, we enter into hedging transactions to manage this exposure. Fluctuations in the currency exchange rates in the future may adversely affect our operating results.

A SMALL NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR, AND ARE LIKELY TO CONTINUE TO ACCOUNT FOR, A SUBSTANTIAL PORTION OF OUR REVENUE AND THEREFORE OUR REVENUE COULD DECLINE DUE TO THE LOSS OF ONE OF THESE CUSTOMERS OR PRICING PRESSURES EXERTED BY THESE CUSTOMERS.

         Sales of our products are concentrated with a small number of customers. During 1999, sales to our largest customers, Intel and Texas Instruments, accounted for approximately 14% and 13% of net sales. Our top 15 customers in 1999, together, accounted for approximately 74% of net sales. We expect that sales of our products to relatively few customers will continue to account for a high percentage of our net sales. None of our customers have entered into a long-term agreements requiring them to purchase our products. The loss of a significant customer or any reduction in orders from any significant customer would have a material adverse effect on our business. In addition, to the extent that these customers demand that we provide them with further discounts on volume purchases or resist our attempts to raise prices in response to increases in our manufacturing costs then our revenues or profitability could decrease.

WE CURRENTLY DO NOT HAVE ANY LONG-TERM AGREEMENTS WITH OUR SUPPLIERS. OUR SALES MAY DECLINE AND OUR PROFITABILITY COULD BE HARMED BY THE LOSS OF OR FAILURE TO PERFORM BY A SINGLE OR LIMITED GROUP OF SUPPLIERS.

We rely on third party suppliers in the production and shipment of our products. Although we believe that all raw materials, component parts and services are currently available in adequate amounts, shortages may develop in the future. Certain of the raw materials and component parts for our products are purchased from a single or a limited


                                       7.

group of suppliers. We do not have long-term written agreements with such suppliers. Our business could be harmed by termination or a significant disruption of any of our key supplier arrangements.

ALTHOUGH WE CURRENTLY HOLD PATENTS, WE RELY PRIMARILY ON TRADE SECRET PROTECTION FOR OUR PROPRIETARY METHODS AND COULD BE HARMED IF WE ARE NOT ABLE TO PROTECT OUR TECHNOLOGY AND KNOW-HOW.

         While we currently hold certain patents, we do not consider any single patent to be material to the conduct of our business. We believe that our competitors have been and will be able to continue to circumvent many of our patents. If we assert our patent rights, (1) any patents issued to us may be challenged, invalidated, or circumvented, (2) any rights granted thereunder may not provide adequate protection to the Company, and (3) we may not have sufficient resources to prosecute our rights. We believe that our success will depend primarily on the technological competence and creative skills of our personnel rather than the protection of our existing patents or future patents. We rely primarily on trade secret protection for our proprietary methods. We cannot be certain that we will be able to protect our technology and know-how. In addition, although, there are no pending lawsuits against us regarding infringement of any existing patents or other intellectual property rights third parties may assert intellectual property infringement claims against us.

WE MAY NOT BE ABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.

         Our business is capital intensive. In order to remain competitive, we must make significant investments in capital equipment for engineering, product development, and production. As a result of the increase in fixed costs and operating expenses related to these capital expenditures, our operating results may be adversely affected if net sales do not increase sufficiently to offset the increased costs. We may, from time to time, seek additional equity or debt financing to provide for the capital expenditures required to maintain or expand our production facilities and capital equipment. We cannot predict the timing and amount of any such capital requirements at this time. These requirements will depend on a number of factors, including demand for our products, product mix, changes in industry conditions, and competitive factors. Such financing may not be available on acceptable terms, and any additional equity financing, if available, may result in additional dilution to existing investors.

WE MAY BE SUBJECT TO LIABILITY FOR FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS.

         We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Although we believe that our activities are in compliance with presently applicable environmental regulations, the government could impose fines, suspend our production or stop our operations for the failure to comply with present or future regulations. We could be required by such regulations to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. If we fail to control the use or adequately restrict the discharge of hazardous substances we could be subject to future liabilities.

OUR EXECUTIVE OFFICERS AND KEY EMPLOYEES ARE CRITICAL TO OUR BUSINESS, AND THEY MAY NOT REMAIN WITH US IN THE FUTURE.

         Our success depends, in part, upon the retention of certain key personnel and the recruitment and retention of additional key personnel, including technical and engineering staff. Our business could be adversely affected by the loss of existing key personnel or our failure to recruit and retain necessary additional personnel. Future growth will further increase our demand on resources and require the addition of new personnel and the development of additional expertise by existing personnel. Our prospects for success could be harmed by our failure to attract and retain personnel with the requisite expertise or to develop such expertise internally.

OUR DIRECTORS AND EXECUTIVE OFFICERS OWN A SIGNIFICANT BLOCK OF OUR COMPANY'S STOCK AND MAY BE ABLE TO EXERT INFLUENCE ON MATTERS REQUIRING STOCKHOLDER CONSENT.

         Our stockholders have the right to cumulate their votes for the election of directors. Our directors and executive officers and their affiliates currently own beneficially approximately 16.9% of our Company's stock. As


                                       8.

a result, these persons, if they act as a group, may be able to elect one or more members to our board of directors and may be able to exert significant influence regarding the outcome of other matters requiring approval by our stockholders.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE.

         The market price of our Common Stock has experienced significant volatility during the past three years. The trading price of the our Common Stock in the future could be subject to wide fluctuations in response to:

         - Quarterly variations in our operating results and others in our industry;
         - Actual or anticipated announcements concerning us or our competitors;
         - Changes in analysts' estimates of the Company's financial performance;
         - General conditions in the semiconductor industry;
         - General economic and financial conditions; and
         - Other events or factors.

         In addition, the stock market has experienced extreme price and volume fluctuations, that have adversely affected the market prices for many companies involved in high technology manufacturing and related industries. Often these price and volume fluctuations have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors could have a material adverse effect on the market price of our common stock.


                                       9.

                         PRICE RANGE OF OUR COMMON STOCK

                  Our common stock began trading in the over-the-counter market on the Nasdaq system on September 29, 1983 and commenced trading on the Nasdaq National Market on August 10, 1995 under the symbol CRPB. The following table sets forth for the period indicated the high and low last sale prices for our common stock, as reported by the Nasdaq National Market.

                                                  HIGH              LOW
                                                  ----              ---
YEAR ENDED DECEMBER 31, 1998
First Quarter .................................   $22               $16 1/4
Second Quarter ................................   $20 9/16          $11 5/8
Third Quarter .................................   $12 3/4           $9
Fourth Quarter ................................   $15 5/8           $9
YEAR ENDED DECEMBER 31, 1999
First Quarter .................................   $17 13/16         $12 3/4
Second Quarter ................................   $12 1/4           $7 1/2
Third Quarter .................................   $11/ 7/8          $4 3/4
Fourth Quarter ................................   $10               $4 9/16
YEAR ENDED DECEMBER 31, 2000
First Quarter (through March 3, 2000) .........   $15 1/4           $7 1/4

On March 3, 2000, the last reported sale price of our stock on The Nasdaq National Market(R) was $14 3/8. As of March 6, 2000 there were 9,419,052 shares of our common stock outstanding. As of March 6, 2000 there were approximately 229 holders of record of our common stock.


                                      10.

                       WHERE YOU CAN GET MORE INFORMATION

         We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. Our SEC file number for the information we have incorporated by reference is 0-11370. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:


        -   Annual Report on Form 10-K for the fiscal year ended December 31,
            1998;

        -   Proxy Statement on Schedule 14A dated April 23, 1999;

        - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999; and

        -   Report on Form 8-K/A dated February 18, 2000; and

        -   Report on Form 8-K dated March 8, 2000.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

                  Cerprobe Corporation
                  1150 North Fiesta Boulevard, Gilbert, Arizona 85233
                  Attn: Chief Financial Officer
                  (480) 333-1500

    This prospectus is part of a larger registration statement we filed with the SEC. In deciding whether to buy our common stock, you should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document


                                      11.

                                 USE OF PROCEEDS

         Cerprobe will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth the names of each of the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders as of March 6, 2000 and the number of shares of common stock being offered by each of them pursuant to this prospectus. This information is based upon information provided by each respective selling stockholder. Because the selling stockholders may offer all, some or none of their respective shares of common stock, no definitive estimate can be provided as to the number of shares or percentage of outstanding common stock that will be held by the selling stockholders after such offering. The term "selling stockholders" includes the stockholders listed below and their transferees, pledgees, donees or other successors.

        - To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

        - Percentage ownership is based on 9,419,052 shares of common stock outstanding as of March 6, 2000.

        - The number of shares being offered assumes the sale of all shares offered hereby, should the Selling Stockholders elect to do so.

         Certain of the selling stockholders were former officers and directors of Oz Technologies and are currently employed by Cerprobe, however, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Cerprobe.

                                                                                        NUMBER OF
                                                          SHARES BENEFICIALLY OWNED       SHARES       SHARES BENEFICIALLY OWNED
                                                             BEFORE OFFERING              BEING             AFTER OFFERING
SELLING STOCKHOLDER                                        NUMBER       PERCENT          OFFERED           NUMBER   PERCENT
-------------------                                       --------     ---------        ---------         -------- ---------
Nasser Barabi                                             525,000         5.57%          525,000              0       --

Iraj Barabi                                               375,000         3.98%          375,000              0       --

The Ali and Nassrin Bushehri Trust                        300,000         3.19%          300,000              0       --

The Ahmad and Zakieh Barabi Trust                         300,000         3.19%          300,000              0       --


                                      12.

                              PLAN OF DISTRIBUTION

         The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

        - on any national securities exchange or quotation service at which the common stock may be listed or quoted at the time of sale, including The Nasdaq National Market(R),

        -   in the over-the-counter market,

        -   in private transactions,

        -   through options, and

        - by pledge to secure debts and other obligations, or a combination of any of the above transactions.

         If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

         The selling stockholders may sell the shares of common stock described in this prospectus from time to time directly. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         Any shares covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under rule 144 rather than pursuant to this prospectus. The selling stockholders do not have to sell all of the shares they own pursuant to this prospectus. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

         To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

         Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

         We will pay all expenses of this registration. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. We estimate that our expenses in connection with this offering will be approximately $36,000. Expenses for the issuance of a supplement to this prospectus, when requested by any selling stockholder, will also be paid by us.


                                      13.

                                  LEGAL MATTERS

         Cooley Godward LLP will give its opinion that the shares offered in this prospectus have been validly issued and are fully paid and non-assessable.

                                     EXPERTS

         The consolidated financial statements of Cerprobe Corporation and its subsidiaries as of December 1999, 1998 and 1997, and for each of the years in the four year period ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our Bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and other agents, to the fullest extent not prohibited by Delaware law. We are also empowered under our Certificate of Incorporation and Bylaws to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

         Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Cerprobe Corporation pursuant to the provisions referenced above or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Cerprobe Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.


                                      14.